CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectuses and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 4 to the registration statement on Form N-1A (the "Registration Statement") of Evergreen Money Market Trust of our report dated March 13, 1998, relating to the financial statements and financial highlights of Evergreen Money Market Fund and Evergreen Municipal Money Market Fund (the "Funds"), appearing in the Funds' January 31, 1998 Annual Report to Shareholders, which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading "Financial Highlights" in the Prospectuses and under the heading "Independent Auditors" in such Statement of Additional Information.





Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036
May 27, 1998